ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PROSPECTUS DATED FEBRUARY 12, 2003)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-98237

PRICING INFORMATION ANNEX

Terms and Conditions of Common Stock Offering
Number of shares	6,993,000 shares
Public offering price per share:	$5.72
Net Proceeds to Neurogen Corporation (after estimated fees and expenses):	$37,260,000
Use of proceeds:	Clinical and preclinical development of existing product candidates, discovery of additional product candidates, capital expenditures and other general corporate purposes.
Additional risk factor included below:

Limitation on the Use of Net Operating Loss Carryforwards (“NOLs”) and Tax Credits

As previously disclosed, the Company’s ability to utilize its NOLs and tax credits may be limited if it undergoes or has undergone an ownership change, as defined in section 382 of the Internal Revenue Code, as a result of changes in the ownership of outstanding stock. An ownership change generally occurs if the percentage of stock owned by one or more stockholders who own, directly or indirectly, 5% or more of the value of the Company’s outstanding stock (or are otherwise treated as 5% stockholders under section 382 and the regulations promulgated thereunder) has increased by more than 50 percentage points over the lowest percentage of the Company’s outstanding stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOLs.

In 2006, the Company reviewed its changes in ownership through a testing date of December 31, 2005, and determined that an ownership change occurred in 2005. The Company is currently reviewing the impact of the change of ownership on the utilization of its NOLs and tax credits but has not completed its analysis. However, the change of ownership could have the effect of reducing the amount of NOLs and tax credits existing at the date of the ownership change that the Company may utilize to offset taxable income in the taxable years following the ownership change and tax credits.

Reference Document:

The Base Prospectus at the following link: http://www.sec.gov/Archives/edgar/data/849043/000084904304000006/r424b2.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 415-263-6600.